

July 8, 2009

<u>**Via Facsimile 626-585-5929 and U.S. Mail**</u>
Christopher Davies, Esq.
Everest Properties II, LLC
199 S. Los Robles Ave., Suite 200
Pasedena, CA 91101

      Re: Concord Milestone Plus, L.P.
              Revised Preliminary Consent Solicitation on Schedule 14A
              Filed July 2, 2009 by Everest Properties, LLC and Everest
              Management, LLC
              File No. 1-16757

              Schedule 13D filed June 5, 2009 filed by Everest Properties LLC
              Everest Management, LLC, David I. Lesser and W. Robert Kohorst
              File No. 5-40562

Dear Mr. Davies:

      We have conducted a limited review of the filings listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   We reissue prior comments 3 and 5 of our letter dated June 29, 2009. Please revise your disclosure. Please note that if you need further clarification of our comments and the issues that are pending, please do not hesitate to contact the staff listed at the numbers below.

2.   We refer you to comment 23 of our initial letter and the Schedule 13D filed in response. Please provide us with a written response explaining why the reporting persons were unable to report their holdings during the period from May 5, 2000 through June 5, 2009 in accordance with the reporting requirements set forth in Rule 13d-2 of Regulation 13D-G.

3.   We note the June 5, 2009 filing of a Schedule 13D. Please amend the filing to reflect <u>all</u> material changes that would have necessitated amendments inclusive of the event that necessitated an amendment to reflect a change in the ability to file on Schedule 13G. Identify on the cover page the first date an amendment was required and detail <u>each</u> event thereafter between May 5, 2000 and June 5, 2009 that would have necessitated amendments to the disclosure provided in response to the Item requirements. Your filing should list all the relevant dates associated with missed amendments.

<u>Closing Comments</u>

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the participants acknowledging that:

·   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions